December 22, 2000

President
Corporate Financial Enterprises, Inc. (Shareholder)
2224 Main St.
Santa Monica, CA 90405

     Re: Letter of Resignation of Trustee of the Irrevocable Trust Agreement between Stockholder of Integrated Communication Networks, Inc. and David J. Chadwick-Trustee

Dear Sirs:

     I, David J. Chadwick, hereby tender my resignation as Trustee of the Irrevocable Trust Agreement dated March 30, 2000, as amended April 5, 2000, between Corporate Financial Enterprises, Inc., (Stockholder of Integrated Communication Networks, Inc.) and myself.

Sincerely,



/s/ David J. Chadwick
David J. Chadwick
President and Director
December 22, 2000